UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 1)

PRECIPIO, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.01

(Title of Class of Securities)

(CUSIP Number)

February 14, 2018

(DATE OF EVENT WHICH REQUIRES FILING OF THIS STATEMENT)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:  ☒  Rule 13d-1(c)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following page(s)

Page 1 of 4 Pages

CUSIP No.	13G	Page 2 of 4 Pages

1. NAMES OF REPORTING PERSON

S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

Leviston Resources LLC

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:

(a) ☐

(b) ☐

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

5. SOLE VOTING POWER, NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON – 549,764 shares of Common Stock (1)

6. SHARED VOTING POWER - None

7. SOLE DISPOSITIVE POWER – 549,764 shares of Common Stock (1)

8. SHARED DISPOSITIVE POWER – None

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON -

549,764 shares of Common Stock (1)

10. CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES      ☐

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

4.93% (1)

12. TYPE OF REPORTING PERSON

OO

(1) Based on 11,148,484 shares of Common Stock outstanding as of February 14, 2018. Does not include shares issuable pursuant to that certain Equity Purchase Agreement dated as of February 8, 2018 in which the Company may put additional shares of the Company’s Common Stock to the Reporting Person which issuances are subject to a 9.99% blocker provision and which puts may only be made upon the future satisfaction by the Company of certain obligations contained in the Equity Purchase Agreement.

CUSIP No.	13G	Page 3 of 4 Pages

ITEM 1 (a) NAME OF ISSUER: Precipio, Inc.

ITEM 1 (b) ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:

4 Science Park, New Haven, CT 06511

ITEM 2 (a) NAME OF PERSON FILING: Leviston Resources LLC

ITEM 2 (b) ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:

708 Third Avenue, 6th Floor, New York, NY 10017

ITEM 2 (c) CITIZENSHIP: Delaware

ITEM 2 (d) TITLE OF CLASS OF SECURITIES: Common Stock, par value $0.01

ITEM 2 (e) CUSIP NUMBER:

ITEM 3 IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(B) OR 13D-2(B): Not applicable

ITEM 4 OWNERSHIP

(a) AMOUNT BENEFICIALLY OWNED: 549,764 shares of Common Stock (1)

(b) PERCENT OF CLASS: 4.93% (1)

(c) NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

     (i) SOLE POWER TO VOTE OR DIRECT THE VOTE

549,764 shares of Common Stock (1)

    (ii) SHARED POWER TO VOTE OR DIRECT THE VOTE

0 Shares

    (iii) SOLE POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

549,764 shares of Common Stock (1)

    (iv) SHARED POWER TO DISPOSE OR TO DIRECT THE DISPOSITION OF

0 Shares

CUSIP No.	13G	Page 4 of 4 Pages

ITEM 5 OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Leviston Resources LLC’s ownership is now under 5%.

ITEM 6 OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable

ITEM 7 IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not applicable

ITEM 8 IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF A GROUP

Not applicable

ITEM 9 NOTICE OF DISSOLUTION OF GROUP

Not applicable

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 27, 2018
(Date)

/s/ Vlad Lipkin
(Signature)

Vlad Lipkin, CFO
(Name/Title)